UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors (the “Board”) of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates as of the date hereof.

Arbitration Update

As previously disclosed, in October 2020, the Company entered into a securities purchase agreement (the “2020 PIPE”) with Greater Sail Ltd. (“GSL”), a wholly owned subsidiary of Kaisa Group Holdings Limited, through which the Company issued, and GSL purchased, 16,051,219 shares, US $0.01 par value per share, of the Company (the “Shares”) for US $146.9 million. The 2020 PIPE took place prior to the election and appointment of the Company’s reconstituted Board in 2021.

That same month in October 2020, one of the Company’s shareholders, IsZo Capital LP (“IsZo”), asked the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) to set aside the 2020 PIPE. In March 2021, the BVI Court voided the 2020 PIPE.

Immediately thereafter, in March 2021, GSL initiated an international arbitration against the Company asking that the Company be ordered to reimburse GSL the US $146.9 million that GSL paid under the now void 2020 PIPE. The proceeds from the 2020 PIPE are now held in an account at Credit Suisse (the “CS Account”), where US $89 million of the original proceeds remain. A prior interim preservation order required the Company not to dissipate the amounts held in the CS Account pending the arbitration decision.

The arbitration hearing took place in January 2023. On April 6, 2023, the arbitrator issued a partial award, dismissing all of GSL’s claims against the Company. The arbitrator also accepted the Company’s counterclaims against GSL for costs expended on the 2020 PIPE, and the legal costs relating to IsZo’s proceedings to void the 2020 PIPE. The arbitrator reserved for his final award quantification of the Company’s damages, costs, and interest. The arbitration was seated in Hong Kong and subject to the laws of Hong Kong. The Company does not yet have access to the funds in the CS Account and cannot accurately estimate at this time when it will be able to access such funds.

Private Placement

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, including the report on Form 6-K filed on March 30, 2023, the Company is involved in various litigation, arbitration and other legal proceedings, including the arbitration described above. Because the reconstituted Board is not in possession of the corporate chops and has current limited liquidity, the Company has been focused on potential sources of additional capital to increase its liquidity and strengthen its financial position. The Board spent the past several months working with independent advisors to explore capital-raising options and strategic alternatives that included, but were not limited to, debt, convertible debt, litigation funding, a rights offering and a debt exchange.

After consideration by the Board, on April 5, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers thereto (collectively, the “Purchasers”) for the purchase and sale of 8,821,273 shares in a private placement at a price of US $1.75 per Share for aggregate proceeds of approximately US $15.4 million (the “Private Placement”). The Shares in the Private Placement were sold and issued in reliance on an exemption from registration under the Securities Act of 1933. The Company intends to use the proceeds from the Private Placement for general corporate purposes, working capital and general and administrative expenses. Further, the proceeds will be used to satisfy existing obligations and liabilities and may also be used to satisfy liabilities that come due relating to litigation proceedings.

Further, each Purchaser entered into a letter agreement agreeing to not take any action that would, directly or indirectly, result in the removal of, or have the effect of removing, Yu Chunhua, the Company’s Chief Executive Officer, as the executive director and legal representative of Nam Tai Investment (Shenzhen) Co. Limited (“NTI”), a subsidiary of the Company in the People’s Republic of China, for a specified length of time.

As of April 7, 2023, after giving effect to the Private Placement and the debt exchange discussed below the Company had approximately USD $17.6 million of cash on hand.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and letter agreement filed as Exhibits to this Form 6-K and incorporated herein by reference.

Promissory Notes Amendment and Releases

The Company entered into certain promissory notes, dated January 11, 2022, with each of IAT Insurance Group, Inc. (“IAT”) and IsZo, pursuant to which IAT and IsZo (collectively, the “Holders”) provided loans in an initial principal amount of up to US $15.0 million (the “IAT Note”) and US $5.0 million, respectively (the “IsZo Note”

and together with the IAT Note, the “Original Promissory Notes”). The full amount of the IAT Note was drawn and US $3.75 million was drawn down under the IsZo Note (as IsZo failed to fund the remaining US $1.25 million draw request). In an effort to further strengthen the Company’s financial position and liquidity the parties agreed to certain amendments to the Original Promissory Notes. Pursuant to the terms of the Exchange and Amendment Agreement, dated April 5, 2023, by and between IAT and the Company (the “Exchange Agreement”), the Company issued 2,479,309 Shares to IAT in exchange for the cancellation of US $4,338,791 million of the principal and capitalized interest outstanding under the IAT Note, at a price per Share of US $1.75. Pursuant to the terms of the Release and Settlement Agreement, dated April 5, 2023, by and between IsZo and the Company (the “Release Agreement”), the Company (i) issued 630,118 Shares to IsZo in exchange for the cancellation of US $1,102,707 of the principal and capitalized interest outstanding under the IsZo Note, and (ii) issued 231,167 Shares to IsZo in exchange for the cancellation of a claim in the amount of US $404,541.53, each at a price per Share of US $1.75. Such claim (the “IsZo Claim”) related to an order from the BVI Court dated November 25, 2021. Further, under the Release Agreement, the Company released IsZo from claims and actions related to its failure to fund the draw down request under the IsZo Note, and IsZo released the Company from claims and actions against the Company arising from and related to the IsZo Claim.

In connection with the Exchange Agreement and Release Agreement, the parties also amended the Original Promissory Notes by entering into certain amended and restated promissory notes dated April 1, 2023, with each of IAT and IsZo (the “Amended Promissory Notes”). The Amended Promissory Notes reflect the reduction in principal as discussed above, such that the principal outstanding under the Amended Promissory Notes with each of IAT and IsZo, is US $12 million and US $3 million, respectively. The Amended Promissory Notes, among other things, extend the maturity date of the Original Promissory Notes to January 11, 2026 and provide the Company with the option, on a go forward basis, to pay interest on the loans evidenced by the Amended Promissory Notes with Shares of the Company calculated at the 30 day volume weighted average price.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, the Release Agreement and the Amended Promissory Notes filed as Exhibits to this Form 6-K and incorporated herein by reference.

Third Amendment to the Rights Agreement

On April 2, 2023, the Board approved the third amendment (the “Third Amendment”) to the Rights Agreement, dated as of December 13, 2021, between the Company and Computershare Trust Company, N.A., as Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of January 12, 2022, and the Second Amendment to Rights Agreement, dated December 13, 2022 (as amended, the “Rights Agreement”). The Company amended the definition of “Acquiring Person” in Section 1.1 of the Rights Agreement so that such term shall not include any person who becomes the Beneficial Owner of more than 10% of the issued Shares solely as a result of (i) a share purchase or issuance (including debt-for-equity exchanges), directly from the Company or indirectly through an underwritten offering by the Company, in a transaction approved by the Board, and (ii) any unilateral grant or issuance of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted or issued by the Company to its directors, officers and employees.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Third Amendment filed as an Exhibit to this Form 6-K and incorporated herein by reference.

Exhibit Number	Document Description

99.1	Securities Purchase Agreement, dated April 5, 2023, by and among Nam Tai Property Inc. and each of those persons listed as a purchaser on the schedule thereto.

99.2	Letter Agreement, dated April 5, 2023, by and among Nam Tai Property Inc., Oasis Management Company Ltd., IAT Reinsurance Company Ltd., IsZo Capital Management LP and Prescott Group Aggressive Small Cap Master Fund GP.

99.3	Exchange and Amendment Agreement, dated April 5, 2023, by and among the Nam Tai Property Inc. and IAT Insurance Group, Inc.

99.4	Release and Settlement Agreement, dated April 5, 2023, by and among Nam Tai Property Inc. and IsZo Capital LP.

99.5	Amended and Restated Promissory Note, dated April 1, 2023, by and among Nam Tai Property Inc. and IAT Insurance Group, Inc.

99.6	Amended and Restated Promissory Note, dated April 1, 2023, by and among Nam Tai Property Inc. and IsZo Capital LP.

99.7	Third Amendment to the Rights Agreement , dated April 3, 2023, by and among Nam Tai Property Inc. and Computershare Trust Company, N.A., as Rights Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2023

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer